Exhibit 99.25

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

Anderson Energy Announces 2010 Third Quarter Results

Calgary, Alberta, November 15, 2010—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) is pleased to announce its operating and financial results for the three and nine months ended September 30, 2010.

Repositioning for oil production growth continues to be the primary focus of the Company in light of the current and projected weakness in natural gas pricing. As detailed in the following discussion, oil production from the Cardium horizontal oil drilling program initiated this summer is coming on stream in the fourth quarter. The Company is making progress in its efforts to acquire additional Cardium acreage and implement drilling and completion initiatives to lower costs and improve well productivity and reserves.

HIGHLIGHTS:

•

As of November 15, 2010, the Company has drilled 20 gross (13.5 net) Cardium horizontal oil wells with a 100% success rate, of which 16 gross (11.0 net) wells have been placed on production. In addition, the Company has two gross (1.0 net) Cardium wells producing back completion fluid that are expected to add new oil production before December. The Company has two gross (1.5 net) Cardium wells scheduled to be completed this week. The Company expects to be active in the field with two rigs drilling Cardium horizontal oil wells until spring breakup. The Company has increased its Cardium drilling plans for 2010 and now estimates it will drill 24 gross (17.2 net) Cardium horizontal wells in 2010.

•

Third quarter production was 7,292 BOED, down 6% from the second quarter of 2010 due to extremely wet weather that delayed the Company’s Cardium and Westpem projects. The Company started to ramp up its Cardium production in the third week of October and estimates average October production was approximately 8,300 BOED with new Cardium wells coming on stream in the third week of October. In the fourth quarter of 2010, oil and NGL production is estimated to be 25% of total production and 50% of total revenue at currently forecast prices. New oil production is brought on stream at significantly higher netbacks than natural gas.

•

The Company’s Cardium prospective land is 94 gross (53.6 net) sections. Based on a drilling density of three wells per section, the drilling inventory is potentially 282 gross (161 net) Cardium horizontal oil wells. The Company has advanced 80 gross (48.0 net) drilling locations which have been drilled or are planning to be drilled in the Garrington, Pembina, Willesden Green and Ferrier areas. The Company’s exposure in the Cardium oil horizontal play has the potential to significantly increase future oil production.

•

In the second half of 2010, the Company drilled two gross (2.0 net) and recompleted four gross (4.0 net) existing wells in Westpem. This production came on stream late in the third quarter of 2010 and early in the fourth quarter of 2010. Current production is 1,200 BOED, up substantially from the first quarter average of 700 BOED.

•	On October 25, 2010, the Company announced an extension of the commitment date to drill the remaining 74 wells under an Edmonton Sands farm-in agreement from December 31, 2010 to March 31, 2012.

•

In November 2010, the Company completed the semi-annual review of its borrowing base with its bankers and entered into an agreement with its syndicate of banks to increase its total available credit facilities from $115 million to $125 million, subject to completion of customary loan documentation.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30			Nine months ended September 30
(thousands of dollars, unless otherwise stated)	2010	2009	% Change	2010	2009	% Change
Oil and gas revenue before royalties	$18,928	$14,617	29%	$62,511	$56,554	11%

Funds from operations	$8,026	$6,623	21%	$27,665	$22,107	25%
Funds from operations per share
Basic	$0.05	$0.04	25%	$0.16	$0.19	(16%)
Diluted	$0.05	$0.04	25%	$0.16	$0.19	(16%)

Net loss	$(9,046)	$(9,432)	4%	$(23,890)	$(30,001)	20%
Net loss per share
Basic	$(0.05)	$(0.06)	17%	$(0.14)	$(0.26)	46%
Diluted	$(0.05)	$(0.06)	17%	$(0.14)	$(0.26)	46%

Capital expenditures, including acquisitions net of dispositions	$39,528	$6,571	502%	$85,700	$22,246	285%

Debt, net of working capital				$102,198	$69,819	46%

Shareholders’ equity				$340,802	$338,746	1%

Average shares outstanding (thousands)
Basic	172,400	150,500	15%	169,569	116,470	46%
Diluted	172,400	150,500	15%	169,569	116,470	46%
Ending shares outstanding (thousands)				172,400	150,500	15%

Average daily sales:
Natural gas (Mcfd)	35,778	36,282	(1%)	36,668	39,685	(8%)
Liquids (bpd)	1,329	1,013	31%	1,231	1,166	6%
Barrels of oil equivalent (BOED)	7,292	7,060	3%	7,342	7,780	(6%)

Average prices:
Natural gas ($/Mcf)	$3.43	$2.81	22%	$4.12	$3.85	7%
Liquids ($/bbl)	$58.61	$53.84	9%	$60.32	$46.19	31%
Barrels of oil equivalent ($/BOE) *	$28.21	$22.50	25%	$31.19	$26.63	17%

Royalties ($/BOE)	$2.48	$1.24	100%	$3.37	$3.07	10%
Operating costs ($/BOE)	$9.71	$7.72	26%	$10.15	$9.45	7%
Operating netback ($/BOE)	$16.02	$13.54	18%	$17.67	$14.11	25%
General and administrative ($/BOE)	$2.82	$2.18	29%	$2.77	$2.39	16%

Wells drilled (gross)	14	—	100%	43	11	291%

* Includes royalty and other income classified with oil and gas sales.

ANDERSON ENERGY LTD NOVEMBER 15, 2010 PRESS RELEASE	2

OPERATIONS

Cardium Horizontal Oil. In the third quarter of 2010, the Company drilled 11 gross (8.0 net) Cardium horizontal oil wells. Year to date, the Company has drilled 20 gross (13.5 net) Cardium horizontal oil wells. In September 2010, the Company had 4.0 net wells producing. Today, the Company has 11.0 net wells producing with 2.5 net new wells expected to be on stream prior to year end. On October 25, 2010, the Company announced that its Cardium production was approximately 1,300 BOED. To that point in time, the Company had spent approximately $40 million on the Cardium program. The Company has increased its Cardium drilling plans for 2010 and now estimates it could drill 24 gross (17.2 net) Cardium horizontal oil wells in 2010. A summary of the Company’s Cardium horizontal well activity to date in 2010 is shown below:

	On production		Producing Back Completion Fluid		Drilled and Completion Scheduled		Total to November 15, 2010		Remaining to be drilled in 2010
Area	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Garrington	7	5.8	1	0.6	2	1.5	10	7.9	2	1.9
Pembina East	4	3.9	—	—	—	—	4	3.9	—	—
Willesden Green	1	0.5	1	0.4	—	—	2	0.9	2	1.8
Pembina West	4	0.8	—	—	—	—	4	0.8	—	—

Total	16	11.0	2	1.0	2	1.5	20	13.5	4	3.7

“Net”	is net revenue interest earned.

The Company’s Cardium prospective land inventory is 94 gross (53.6 net) sections. Based on a development drilling density of three wells per section, it could potentially drill 282 gross (161 net) Cardium horizontal wells. From this location list, the Company has advanced 80 gross (48.0 net) locations to be drilled in the next few years (including wells drilled to date). Each location to be drilled is technically feasible and is not contingent upon the drilling of other wells. Successful drilling of these wells and wells being drilled by third parties offsetting the Company’s lands will add to this list of locations. The Company continues to explore opportunities to increase its land position in the play through acquisitions and farm-ins in its existing areas of focus and to improve operating efficiencies in the drilling and completion of wells. A more detailed discussion and review of the Company’s Cardium drilling program and go forward plans is shown in the Company’s investor presentation at www.andersonenergy.ca.

Edmonton Sands. The Company announced a 200 well Edmonton Sands farm-in commitment on January 29, 2009. Last winter, the Company drilled 126 wells and was planning to drill the remaining 74 wells by the commitment date of December 31, 2010. The terms of the farm-in agreement have been modified to extend the commitment date to March 31, 2012. With weak natural gas prices, the Company has decided to defer the drilling of the remaining 74 wells past 2010. On September 30, 2010, the Company completed the tie-in of the Medicine River compressor upgrade project with the tie-in of 9 gross (5.8 net) wells. This project had been delayed due to regulatory issues. The Company currently estimates its Edmonton Sands behind pipe connectable production to be approximately 1,400 BOED. With weak natural gas prices, the Company is deferring any further well tie-ins.

Westpem. In the second half of 2010, the Company drilled two gross (2.0 net) wells and recompleted four gross (4.0 net) existing wells in Westpem. This production came on stream late in the third quarter of 2010 and early in the fourth quarter of 2010. Current production is 1,200 BOED, up substantially from the first quarter average of 700 BOED.

ANDERSON ENERGY LTD NOVEMBER 15, 2010 PRESS RELEASE	3

PRODUCTION

Third quarter production was 7,292 BOED, down 6% from the second quarter of 2010 due to extremely wet weather that delayed the Company’s Cardium and Westpem projects. The Company started to ramp up its Cardium production in the third week of October and estimates average October production was approximately 8,300 BOED. In the fourth quarter of 2010, oil and NGL production is expected to be 25% of total production and 50% of total revenue at currently forecast prices.

The Medicine River compressor upgrade project which had been delayed due to regulatory issues commenced production on September 30, 2010.

As a result of the delays in the second quarter of 2010, and the continuation of wet weather into the third quarter of 2010, the Company now estimates that 2010 annual production will be at the lower end of its previously stated guidance of 7,700 to 8,200 BOED in 2010. While production came on later than originally forecast, the program was successful and management is pleased with the initial performance from the wells. The Company estimates it will exit 2010 with production of approximately 8,700 to 9,000 BOED.

FINANCIAL RESULTS

Capital expenditures, net of dispositions were $39.5 million in the third quarter of 2010 with $30.5 million spent on drilling and completions and $7.9 million spent on facilities as compared to capital expenditures of $6.6 million in the third quarter of 2009.

The Company’s funds from operations were $8.0 million in the third quarter of 2010 compared to $6.6 million in the third quarter of 2009. The Company’s average natural gas sales price was $3.43 per Mcf in the third quarter of 2010 compared to $2.81 per Mcf in third quarter of 2009. The Company’s average crude oil and natural gas liquids sales price in the third quarter of 2010 was $58.61 per barrel compared to $53.84 per barrel in the third quarter of 2009. WTI oil prices averaged $76.20 US per barrel in the third quarter of 2010. The Company’s operating netback was $17.67 per BOE in the first nine months of 2010 compared to $14.11 per BOE in the comparable period of 2009. The increase in the operating netback was primarily due to the increase in commodity prices. Operating expenses in the third quarter of 2010 were $9.71 per BOE. Start up costs associated with new Cardium production, various production optimization initiatives undertaken in September and a large one time compressor repair cost at Buck Lake offset some of the savings associated with the Edmonton Sands lower operating cost gas production in the third quarter of 2010.

FINANCING

In November 2010, the Company completed the semi-annual review of its borrowing base with its bankers and entered into an agreement with its syndicate of banks to increase its total available credit facilities from $115 million to $125 million, subject to completion of customary loan documentation.

In October 2010, the Company entered into fixed price swaps for 1,000 barrels per day of crude oil for December 2010 at a NYMEX crude oil price of Canadian $85.70 per barrel for December 2010 and for calendar 2011 at a NYMEX crude oil price of Canadian $88.45 per barrel.

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In the third quarter of 2010, the Company sold $1.2 million in surplus drilling royalty credits and minor properties. In the fourth quarter of 2010 the Company has entered into agreements to sell $0.8 million of surplus drilling royalty credits and minor properties.

The Company is expected to spend $110 million, net of dispositions in 2010. The Company is planning to drill 24 gross (17.2 net) Cardium horizontal wells in 2010.

OUTLOOK

Natural gas prices were weak in the second and third quarters of 2010 and the outlook for the upcoming winter is not encouraging. The low natural gas prices are a result of United States drilling rig counts remaining high in the face of an uneconomic future NYMEX strip natural gas price. Industry analysts attribute the high United States rig counts to drilling for lease retention purposes in shale gas plays. These same analysts also expect the pace of lease retention to lessen in the second half of 2011. Until the United States rig count and natural gas supply decreases, the price of natural gas will be suppressed. While the return of winter may help somewhat to strengthen natural gas prices, the Company’s response to the current weak natural gas market is to switch its capital spending to horizontal oil drilling. New crude oil production is brought on stream at significantly higher netbacks than natural gas. Consequently, cash flow can be increased at a proportionately greater rate for the same level of production growth. The Company has the flexibility and the prospects to conduct a 2011 capital program which could be focused almost 100% on oil. The Company will be releasing 2011 guidance in January 2011. With an oil only capital program, preliminary modeling indicates the Company could increase its oil and NGL percentage of total production from 19% in 2010 to 35% in 2011 and could exit 2011 at approximately 45% on a BOED basis.

The Alberta government has made important changes to their fiscal incentives program which benefit the Company. The 5% one year royalty program has now been made permanent. Other important changes positively impact the Company’s Cardium horizontal oil program. Based on the measured depth of the well, the Company will pay the Crown a 5% royalty for 24 to 30 months for up to 60 to 70 Mstb of oil production. The majority of the Company’s horizontal program on Crown lands would qualify for the 30 months of 5% royalty for up to 70 Mstb of oil production. The Alberta government has reduced the maximum gas royalty from 50% to 36% and the maximum oil royalty from 50% to 40%. In addition, the Alberta government has reduced the depth requirement from 2,500 to 2,000 meters to qualify for the natural gas deep drilling program, which benefits the Company’s Westpem and Willesden Green deep gas drilling programs.

The Company is focused on its Cardium oil horizontal program and is also pursuing horizontal oil opportunities in the Belly River, Viking and other potential oil zones. The impact of the Company’s repositioning to oil production growth will start to be felt in the fourth quarter of 2010. The Company is advancing its Cardium drilling plans in 2010, looking to add to its Cardium prospective land inventory and drilling locations through acquisitions and farm-ins, and implementing newer Cardium drilling and completion technologies to lower costs and improve productivity and reserves. These initiatives are designed to advance the Company’s transition to oil production growth.

Brian H. Dau

President & Chief Executive Officer

November 15, 2010

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This page has been left blank intentionally. The Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2010 and the Company’s Consolidated Interim Financial Statements as at September 30, 2010 have been filed under separate cover.

ANDERSON ENERGY LTD NOVEMBER 15, 2010 PRESS RELEASE	6

ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, productive capacity of the wells, timing of and construction of facilities, expected production rates, dates of commencement of production, amount of capital expenditures and timing thereof, value of undeveloped land, extent of reserves additions, ability to attain cost savings, drilling program success, impact of changes in commodity prices on operating results, impact of changes to the royalty regime applicable to the Company, including payment of drilling incentive credits, commodity price outlook and general economic outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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Corporate Information

Head Office

700 Selkirk House

555 4th Avenue S.W.

Calgary, Alberta

Canada T2P 3E7

Phone (403) 262-6307

Fax (403) 261-2792

Website www.andersonenergy.ca

Directors

J.C. Anderson

Calgary, Alberta

Brian H. Dau (3)

Calgary, Alberta

Chris L. Fong (1)(2)

Calgary, Alberta

Glenn D. Hockley (1)(3)

Calgary, Alberta

David J. Sandmeyer (2)(3)

Calgary, Alberta

David G. Scobie (1)(2)

Calgary, Alberta

Member of:

(1)	Audit Committee
(2)	Compensation & Corporate Governance Committee
(3)	Reserves Committee

Auditors

KPMG LLP

Independent Engineers

GLJ Petroleum Consultants

Legal Counsel

Bennett Jones LLP

Registrar & Transfer Agent

Valiant Trust Company

Stock Exchange

The Toronto Stock Exchange

Symbol AXL

Contact Information

Anderson Energy Ltd.

Brian H. Dau

President & Chief Executive Officer

(403) 262-6307

Officers

J.C. Anderson

Chairman of the Board

Brian H. Dau

President & Chief Executive Officer

David M. Spyker

Chief Operating Officer

M. Darlene Wong

Vice President Finance, Chief Financial

Officer & Secretary

Blaine M. Chicoine

Vice President, Operations

Sandra M. Drinnan

Vice President, Land

Philip A. Harvey

Vice President, Exploitation

Jamie A. Marshall

Vice President, Exploration

Abbreviations used

AECO – intra-Alberta Nova inventory transfer price

bbl – barrel

bpd – barrels per day

Mstb – thousand stock tank barrels

BOE – barrels of oil equivalent

BOED – barrels of oil equivalent per day

MBOE – thousand barrels of oil equivalent

GJ – gigajoule

Mcf – thousand cubic feet

Mcfd – thousand cubic feet per day

MMcf – million cubic feet

MMcfd – million cubic feet per day

NGL – natural gas liquids

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